Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


MLP & Strategic Equity Fund Inc.

811-22040

The annual meeting of shareholders was held in the offices of Nuveen Investments on July 12, 2012; at this meeting the shareholders were asked to vote on the election of Board Members and on the approval of an Agreement and Plan of Reorganization. The meeting was subsequently adjourned to August 2, 2012.


Voting results for the annual meeting are as follows:

<c> Common
 Shares
To approve the Agreement and Plan of
Reorganization.

   For
               7,484,665
   Against
                  213,409
   Abstain
                  285,452
   Broker Non-Votes
               2,801,944
      Total
             10,785,470



Proxy materials for the annual meeting are herein incorporated by reference to the SEC filing on April 3, 2012, under Conformed Submission Type DEF N 14 8C, accession number 0001193125-12-146545.